UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

LifeApps Digital Media Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

53190A106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 53190A106	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Robert Gayman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,783,334 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 38,783,334 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,783,334 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	As of December 31, 2012. Includes options to purchase 283,334 shares of common stock of the Issuer under the Issuer’s 2012 Equity Incentive Plan.

(2)
Based on 76,000,000 shares of common stock outstanding on November 12, 2012, the date as of which the number of shares outstanding is reported in the Issuer’s periodic report on Form 10-Q for the quarterly period ended September 30, 2012.

Cusip No. 53190A106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: LifeApps Digital Media Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5752 Oberlin Drive, #106, San Diego, CA 92121

Item 2(a).	Name of Person Filing: Robert Gayman

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o LifeApps Digital Media Inc. 5752 Oberlin Drive, #106, San Diego, CA 92121

Item 2(c).	Citizenship: US

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 53190A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Cusip No. 53190A106	13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a)           Amount beneficially owned: 38,783,334 (1) (2)

(b)           Percent of Class: 50.8% (1) (2)

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Page.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

(1)	As of December 31, 2012. Includes options to purchase 283,334 shares of common stock of the Issuer under the Issuer’s 2012 Equity Incentive Plan.

(2)
Based on 76,000,000 shares of common stock outstanding on November 12, 2012, the date as of which the number of shares outstanding is reported in the Issuer’s periodic report on Form 10-Q for the quarterly period ended September 30, 2012.

Item 10.	Certification: None

Cusip No. 53190A106	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January __, 2013	By:	/s/ Robert Gayman
Robert Gayman